UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14A /A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
 (Amendment No. 1)

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☒ Preliminary Proxy Statement
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☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

HOMESTREET, INC.
(Name of Registrant as Specified In Its Charter)
Blue Lion Opportunity Master Fund, L.P. Roaring Blue Lion, LLC Roaring Blue Lion Capital Management, L.P. BLOF II, LP Blue Lion Capital Master Fund, L.P. Charles W. Griege, Jr. Ronald K. Tanemura
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

-with copies to-
		Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596
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SUBJECT TO COMPLETION

PRELIMINARY PROXY STATEMENT DATED APRIL 20 , 2018

HOMESTREET, INC.
ANNUAL MEETING OF SHAREHOLDERS
May 24, 2018

PROXY STATEMENT OF
BLUE LION OPPORTUNITY MASTER FUND, L.P.

PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD TODAY
IN THE POSTAGE-PAID ENVELOPE PROVIDED

Blue Lion Opportunity Master Fund, L.P. (referred to herein together with its affiliates as “BLC”, “we”, “our”, or “us”) is furnishing this proxy statement (this “Proxy Statement”) and accompanying BLUE proxy card to the shareholders of HomeStreet, Inc. (“HomeStreet” or the “Company”) to solicit proxies in connection with the Company’s 2018 Annual Meeting of Shareholders, and any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), scheduled to be held at 10:00 A.M., Pacific Time, on May 24, 2018, at the Hilton Seattle Hotel, located at 1301 Sixth Avenue, Seattle, Washington 98101 .  The principal executive office of HomeStreet is located at 601 Union Street, Suite 2000, Seattle, Washington 98101.

The Company has set April 5 , 2018 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  Holders of Common Stock at the close of business on the Record Date are entitled to vote at the Annual Meeting.

This Proxy Statement and the accompanying BLUE proxy card are first being sent or given to the shareholders of the Company on or about April 23 , 2018.

WHY YOU WERE SENT THIS PROXY STATEMENT

Blue Lion Opportunity Master Fund, L.P. is seeking your support at the Annual Meeting of HomeStreet for the following:

1.	To vote “AGAINST” the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet.

2.	To vote “AGAINST” the approval on an advisory (non-binding) basis of the compensation of the Company’s named executive officers.

Our BLUE proxy card also allows you to vote on the following proposals that are being presented by the Company for shareholder consideration at the Annual Meeting:

•	Approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation.

•	Ratification on an advisory (non-binding) basis of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

The following persons may be deemed to be participants in soliciting shareholders to vote “AGAINST” the election of Scott M. Boggs and Douglas I. Smith and to vote “AGAINST” the approval on an advisory (non-binding) basis the compensation of the Company’s named executive officers (the “Participants”): Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura.

MEETING DETAILS AND PROXY MATERIALS

At the Annual Meeting, we understand that the shareholders of HomeStreet will be asked to consider and vote upon: (1) the election of Scott M. Boggs, Mark R. Patterson and Douglas I. Smith as Class I directors to serve until the 2021 annual meeting of shareholders, or until their respective successors are elected and qualified; (2) the approval on an advisory (non-binding) basis of the compensation of the Company’s named executive officers; (3) the approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation; (4) the ratification on an advisory (non-binding) basis the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018; and (5) the transaction of such other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

We intend to vote all of the shares of common stock that we are entitled to vote, including proxies solicited by these proxy materials, as follows:

1.	AGAINST the election of Scott M. Boggs and Douglas I. Smith to the board of directors and FOR the election of the other candidate nominated by HomeStreet (the “HomeStreet Nominees”).

2.	AGAINST the approval on an advisory (non-binding) basis of the compensation of the Company’s named executive officers.

3.	FOR ONE YEAR with regard to the approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation.

4.
FOR the ratification on an advisory (non-binding) basis of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

Please note that the HomeStreet Nominees are not our nominees, have not consented to be named in these proxy materials, and are the nominees of HomeStreet.  Because the HomeStreet Nominees are not our nominees and have not consented to be named in this Proxy Statement, they are not participants in this solicitation.  We can provide no assurance that any of the HomeStreet Nominees will serve as directors if elected.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting to be Held on May 24 , 2018.  This Proxy Statement
and the accompanying BLUE proxy card are available at www.[•].

IMPORTANT

Your vote is important, no matter how many or how few shares you own.  BLC urges you to sign, date and return the enclosed BLUE proxy card today.

•	If your shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it today in the enclosed postage-paid envelope.

•
If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in “street name,” and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker, bank or other holder of record.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares on your behalf without your instructions.  Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet.  You may also vote by signing, dating and returning the enclosed voting form.

We urge you not to return any proxy card you receive from the Company.  If you have already sent a proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the HomeStreet Proxy Statement, you may revoke that proxy and vote on each of the proposals described in this Proxy Statement by signing, dating and returning the enclosed BLUE proxy card.

If you have questions, require assistance in voting your BLUE proxy card, or need additional copies of BLC’s proxy materials, please contact Alliance Advisors, LLC, our proxy solicitors, at the following address, telephone number or email address listed below:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ  07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com

BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On February 10, 2012, we participated in HomeStreet’s IPO.

•	On March 8, 2012, Mr. Griege had a call with management of HomeStreet.

•
On September 10, 2012, our representatives conducted a conference call with Mark Mason, HomeStreet’s Chief Executive Officer, to review the progress of the clean-up of HomeStreet’s troubled assets and to learn more about HomeStreet’s mortgage operations with regards to employee costs, capitalization of mortgage servicing and Gain-on-Sale (GOS) margins.

•	On October 11, 2012, Mr. Griege participated in a HomeStreet conference call hosted by FIG Partners.

•	On March 18, 2013, Mr. Griege had a conference call with Mr. Mason to get an update on the corporate strategy and continuing progress of the resolution of problem assets.

•	On September 30, 2013, we conducted a conference call with Mr. Mason to discuss the Ginnie Mae TDRs disclosed in the Company’s second quarter 2013 Form. 10-Q.

•	On May 13, 2014, Mr. Griege had a call with Mr. Mason to discuss HomeStreet’s operations and earnings prospects .

•
On July 29, 2014, Mr. Griege asked several questions on HomeStreet’s second quarter 2014 earnings call relating to the Company’s stock trading at a discount to the Company’s tangible book value, plans for asset growth, funding, and balance sheet positioning.  Mr. Griege also discussed the benefits the Company would gain by obtaining broader analyst coverage.

•
On September 30, 2014, Mr. Griege asked several questions on HomeStreet’s conference call announcing the merger of HomeStreet Bank and Simplicity Bancorp.  These questions related to cost of deposits, earnings segment mix, volatility of mortgage earnings, return on assets (ROA) and return on equity (ROE) goals.

•
On October 1, 2014, Mr. Griege had a follow up call with Mr. Mason to better understand the opportunities with Simplicity Bancorp’s existing customers and the expected timing for closing of the merger and realization of cost savings.

•	On March 16, 2015, the Company filed a current report on Form 8-K indicating that the Company’s Chief Accounting Officer had resigned.

•	On March 17, 2015, HomeStreet announced that it would delay filing its annual report on Form 10-K with the Securities and Exchange Commission (SEC).

•
On March 23, 2015, Mr. Griege held a conference call with Mr. Mason to discuss the sudden departure of the Company’s Chief Accounting Officer, and to obtain an update on the operations and progress of the Company’s new commercial bank hires and the accretive value/timeline of the Simplicity Bancorp acquisition.

•
On May 19, 2015, we held a conference call with Mr. Mason to discuss the Simplicity Bancorp integration and his expectations of when the Company would begin to see the earnings impact associated with the acquisition.

•	On July 27, 2015, Mr. Griege met with Mr. Mason to discuss the Company and to attempt to develop a stronger relationship.

•
On July 28, 2015, we met with Mr. Mason at the KBW Community Bank Investor Conference and expressed concerns about the Company’s commercial bank segment and how difficult it would be for it to achieve an efficiency ratio below 60% in less than two years given the pace of spending and hiring.

•
On September 9, 2015, we met with Mr. Mason at the FIG Partners investment conference to discuss HomeStreet’s operations, the competitive environment for originating loans, loan pricing and the Company’s ability to hire talented loan officers.

•	On January 5, 2016, Mr. Griege participated on a HomeStreet conference call that was organized by FIG Partners.

•
On February 23, 2016, Mr. Griege met with Mr. Mason and Melba Bartels, HomeStreet’s Chief Financial Officer at that time, and members of D.A. Davidson in our offices to discuss the Company’s performance in 2015 and outlook for 2016.

•	On March 19, 2016, Mr. Griege provided management with several ideas about how to improve the Company’s financial disclosures to investors, particularly as it related to the Company’s acquisitions.

•
On May 10, 2016, one of our representatives met with Mr. Mason at the D.A. Davidson Bank Conference where our representative recommended not growing “for growth’s sake”, controlling costs, driving down the efficiency ratio and generating returns outside of the mortgage segment in an effort to garner a higher market multiple.

•
On January 19, 2017, HomeStreet announced that it had finalized the settlement agreement with the SEC relating to errors in HomeStreet’s accounting practices and the Company’s attempts to impede the SEC’s investigation into the matter.  HomeStreet had reported in a January 12, 2017 press release that it had entered into an agreement in principle with the staff of the SEC on the matter.  The fair value hedge accounting error at issue in the settlement was disclosed by HomeStreet in November 2014.  In connection with the settlement, HomeStreet paid the SEC a penalty of $500,000.

•
On February 1, 2017, Mr. Griege met with Mr. Mason.  During that meeting Mr. Griege expressed his disappointment about the Company’s recent secondary offering, concerns about the Company’s fourth quarter 2016 earnings results, and concerns about the Company’s overall poor performance and missed opportunities.  At that time, Mr. Griege offered to assist Mr. Mason and the Board of Directors in developing a plan to significantly improve the Company’s performance and value.

•
On February 2, 2017, Mr. Griege met with Mr. Mason and Melba Bartels, HomeStreet’s Chief Financial Officer at that time, at the FIG Partners investment conference to discuss the Company’s overall operations, the disappointing fourth quarter 2016 operating results, and how the Company might make operational adjustments to account for expected interest rate hikes in 2017.

•
On February 13, 2017, Mr. Griege emailed Mr. Mason regarding several suggested strategic improvements, including slowing expense growth, shrinking the mortgage division and diversifying the commercial bank’s loan portfolio.

•
On November 9, 2017, Mr. Griege met with Mr. Mason at the Piper Jaffray West Coast investment conference and voiced his disappointment in the Company’s poor performance, unrestrained spending and stated M&A objectives.  Mr. Griege again offered assistance in developing a plan to significantly improve the Company’s performance and value.  After Mr. Mason rejected this offer, Mr. Griege disclosed that Blue Lion Capital was approaching 5% ownership and that the intent was to file a Schedule 13D when the 5% threshold was exceeded.

•
On November 20, 2017, we filed a Schedule 13D with the SEC disclosing a 5.58% ownership position of 1,500,000 shares and sent a letter to Mr. Mason (with a request for the letter to be distributed to the entire Board of Directors) outlining numerous concerns we had regarding HomeStreet’s business strategy, stock price performance, growth and diversification plans, and the growth of the Company’s mortgage banking business.  In the letter, we also noted that HomeStreet’s stock had only appreciated 21% since January 1, 2013, while the KBW Small Cap Bank Index had appreciated 118% and the S&P Financial Index had appreciated 107% during the same period.

•
On November 27, 2017, HomeStreet issued a letter to its shareholders disagreeing with Mr. Griege’s conclusions about the Company, but nevertheless extended an invitation for Mr. Griege to present our thoughts for improving shareholder value to the Board of Directors at the December board meeting.

•
On November 29, 2017, we sent a letter to HomeStreet accepting its invitation to meet in person and, in a good-faith effort to promote a constructive discourse, we offered to share any presentation materials we intended to use at the meeting with the Board within seven days of the meeting.  We filed the letter with the SEC in an amended Schedule 13D on December 1, 2017.

•
On December 21, 2017, our representatives met with HomeStreet’s Board of Directors and presented a 33-page presentation outlining several performance improvement opportunities.  We felt the Board’s reaction was very combative and argumentative based on the tone and tenor of the conversation, and the Board appeared unwilling or unable to be objective about new or differing points of view about the bank’s performance.  We filed the presentation with the SEC in an amended Schedule 13D on December 27, 2017.

•
On January 8, 2018, Mr. Griege met with HomeStreet’s Human Resources and Corporate Governance Committee at the Company’s headquarters to discuss the possibility of Mr. Griege joining the Company’s Board of Directors.

•
On January 11, 2018, HomeStreet issued a letter to its shareholders announcing that the Company’s Human Resources and Corporate Governance Committee had voted to decline Mr. Griege’s request to join the board.

•
On January 17, 2018, we sent a letter to HomeStreet’s Board of Directors responding to the Board’s decision not to appoint Mr. Griege to the Board of Directors.  In the letter we highlighted HomeStreet’s poor record of Total Shareholder Returns (TSR), its share price valuation discount and the Company’s underperforming operating performance relative to its peers.  We also disclosed our intention to nominate director candidates for election to the Board at the Company’s 2018 annual meeting of shareholders.  We filed the letter with the SEC in an amended Schedule 13D on January 17, 2018.

•	On January 22, 2018, HomeStreet reported fourth quarter 2017 earnings results which included the Company’s mortgage segment generating a pre-tax loss for the fourth time in the past five quarters.

•
On January 23, 2018, we issued a press release expressing our disappointment with HomeStreet’s fourth quarter 2017 earnings results and suggested several questions for analysts and investors to ask on the Company’s earnings call later that day.  We were subsequently blocked by the Company from asking any questions during the Q&A portion of the Company’s earnings call.  We filed the press release with the SEC in an amended Schedule 13D on January 23, 2018.

•
On January 25, 2018, HomeStreet announced the resignation of Director Tim Chrisman and the appointment of Mark Patterson to the Board of Directors as part of its “ongoing assessment of the Board’s composition and refreshment goals.”  The Company also announced that the Company’s Human Resources and Corporate Governance Committee had initiated a public search for an additional qualified candidate for the Board “who meets the stated diversity goals of the company.”

•	On January 29, 2018, HomeStreet issued its fourth quarter 2017 earnings presentation, which, among other things, referenced a credit quality peer group but did not disclose its constituents.

•	On January 31, 2018, HomeStreet canceled a previously arranged in-person meeting with us at the FIG Partners investment conference in Scottsdale, Arizona, offering instead to have a conference call.

•	On January 31, 2018, HomeStreet filed a current report on Form 8-K reporting that it had entered into new Employment Agreements with Mark Mason and William Endresen.

•
On February 8, 2018, we had a conference call with HomeStreet regarding the fourth quarter.  When asked about the composition of the previously reported peer group that HomeStreet used in its earnings presentation on January 29, 2018, HomeStreet indicated it would provide a list.  The very next day HomeStreet declined to provide the list and told us that the list “constitutes non-public information.”

•	On February 14, 2018, HomeStreet amended its fourth quarter earnings presentation to include a list of the companies used in the Company’s credit quality peer group.

•
On February 26, 2018, we submitted to HomeStreet our notice of intent to nominate Ronald Tanemura and Paul Miller to the Board at the Company’s 2018 annual meeting of shareholders.  We also notified the Company of our intention to make two substantive corporate governance proposals to separate the role of Chairman and CEO and to remove the Company’s classified board structure so that all directors are elected annually.  We filed the letter with the SEC in an amended Schedule 13D on February 26, 2018.

•	On February 26, 2018, HomeStreet issued a press release confirming the receipt of our notice of nominations and corporate governance proposals.

•
On March 1, 2018, HomeStreet’s legal counsel sent a letter to us stating that our nomination notice was invalid, claiming that we failed to satisfy the nomination requirements set forth in the Company's Amended and Restated Bylaws.  HomeStreet subsequently issued a press release regarding the matter.

•
On March 5, 2018, we issued a press release stating that there is no material information missing from our 133-page nomination notice and that the notice is wholly compliant with HomeStreet’s Bylaws and includes every material piece of required information relating to us, our nominees and our governance proposals.  We filed the press release with the SEC in an amended Schedule 13D on March 5, 2018.

•	On March 6, 2018, HomeStreet issued a statement regarding our press release, reiterating its claims the nomination notice was incomplete.

•
On March 8, 2018, our legal counsel sent a letter to HomeStreet’s legal counsel reiterating our belief that our nomination notice was fully compliant with the Company’s Bylaws, and reprimanding the Company for its intention to use control of the shareholder election apparatus for the self-interest of insiders and incumbents, in contravention of the obligations of the Board to the shareholders.  We filed the letter with the SEC in an amended Schedule 13D on March 8, 2018.

•	On March 9, 2018, we sent a letter to HomeStreet clarifying our nomination notice. We filed the letter with the SEC in an amended Schedule 13D on March 12, 2018.

•
On March 9, 2018, HomeStreet’s counsel delivered a letter to our counsel in response to our March 8th and 9th letters reiterating that it believes our notice of intent failed to comply with the Bylaws, and stating that “the Company will advise its shareholders that it expects that the Company’s Chairman will declare that Blue Lion’s nominees and proposals shall be disregarded at the meeting and that, as a result, no proxies in favor of Blue Lion’s nominees or proposals will be recognized and no votes cast in favor of Blue Lion’s nominees or proposals will be tabulated.”

•
On March 13, 2018, we filed a complaint in the Superior Court of Washington in and for King County seeking an injunction validating our nomination notice.  We filed the complaint with the SEC in an amended Schedule 13D on March 14, 2018.

•
On March 14, 2018, we delivered a letter to the Company (the “Books and Records Demand”) demanding inspection of certain books and records of the Company, including the Company’s shareholder list.  We attached both the complaint discussed above and this letter as exhibits to an amended Schedule 13D filed with the SEC on the same day.

•
On March 21, 2018, the Company responded to the Books and Records Demand, agreeing to provide unidentified information pursuant to certain conditions, including our execution of a confidentiality agreement and our agreement not to use the shareholder information to solicit proxies for our director nominees or shareholder proposals if the Court affirmed the Company’s position that our notice was invalid under the Bylaws.

•
On March 22, 2018, we filed an additional motion with the Court seeking release of the shareholder information with no confidentiality requirements and no prohibition on our use of the shareholder information to solicit proxies for its director nominees or shareholder proposals even if the Court affirmed the Company’s position that our notice was invalid under the Bylaws.

•	On March 29, 2018, the Company responded to our March 22, 2018 motion.

•	On March 30, 2018, at a hearing before the Court with respect to our motion for preliminary injunction, the Court ruled in favor of the Company.

•
On April 2, 2018, the Company issued a press release announcing the Court’s ruling in favor of the Company.  A copy of the press release was filed by the Company with the SEC as an exhibit on a Current Report on Form 8-K the same day.

•	On April 6, 2018, we voluntarily dismissed our complaint in the Superior Court of Washington.

•	On April 11, 2018, we notified HomeStreet that we intended to solicit proxies “AGAINST” some of HomeStreet’s nominees and one or more of the Company’s proposals.

•	On April 13, 2018, we filed a preliminary proxy statement with the SEC.

•	On April 17, 2018, HomeStreet filed its definitive proxy statement. In response, on April 18 we sent a letter to shareholders urging them not to sign HomeStreet’s proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS

Under the HomeStreet Articles of Incorporation and Bylaws, each as amended and restated to date, directors at HomeStreet are elected to three-year terms. Just three of the nine directors of HomeStreet are up for election this year (this is commonly referred to as a “staggered board”).

We are soliciting shareholders to vote “AGAINST” the election of Scott M. Boggs and Douglas I. Smith, to send a strong message to the Board and to have Mr. Boggs and Mr. Smith replaced on the Board.

In January 2017, the Company was fined $500,000 by the SEC for improper accounting practices, violations of securities laws and for impeding the SEC’s investigation by trying to identify the whistleblower who reported the issue.  The SEC found that the Company made “unsupported adjustments” with “altered inputs” to ensure it could continue to use favorable accounting treatment that had the effect of dampening “income statement volatility”.  In a press release commenting on the matter, an SEC official admonished HomeStreet that “companies must follow the rules rather than create their own.” (Press Release 2017-24 from the SEC, available at https://www.sec.gov/news/pressrelease/2017-24.html.)

More troubling, the SEC found that after HomeStreet was contacted by the SEC, the Company took steps to impede the SEC investigation.  The Company, according to the SEC, sought to discourage former employees from speaking to the SEC and otherwise sought to identify the presumed whistleblower, prompting an SEC official to note “Companies that focus on finding a whistleblower rather than determining whether illegal conduct occurred are severely missing the point.”

The SEC found that the Company violated three separate provisions of the Securities and Exchange Act.  The Company neither admitted nor denied the findings in the SEC’s order.  The SEC’s order is available at:  https://www.sec.gov/litigation/admin/2017/34-79844.pdf.

The Audit Committee is responsible for “oversee[ing] procedures for handling complaints regarding accounting” and for “reviewing ‘whistleblower’ complaints received and actions taken to resolve the complaints,” according to HomeStreet’s Audit Committee Charter.  We believe shareholders should be concerned that Audit Committee members, who, in our view, were responsible both for ensuring that the Company’s accounting practices were correct as well as ensuring that the Company properly cooperated with the SEC investigation, did not fulfill their responsibilities or serve shareholders’ interests.

Both Mr. Boggs and Mr. Smith served on the Audit Committee at the time of the SEC investigation and during the earlier period in which the SEC found that the Company used improper accounting methods.  In fact, both have served as members of the Audit Committee since before the Company’s IPO in 2012, and Mr. Boggs has been Chairman of the Audit Committee since then.  Mr. Boggs also serves as Lead Independent Director and has, in our view, a critical role in overseeing the Company’s response to regulators and ensuring the Company complies with the law.

Prior to last year’s meeting of shareholders, the Company released proxy solicitation materials that pled with shareholders not to be “unfair and scapegoat” the Audit Committee for the securities laws violations and SEC fine.  The Company also referred to the $500,000 fine as “immaterial to the Company”.  This year, the Company has re-nominated Mr. Boggs and Mr. Smith to the Board for three-year terms, despite their leadership of, and participation on, the Audit Committee during the time of the accounting errors and interference with the SEC investigation.

The Company also continues to employ Darrell Van Amen as Treasurer.  Mr. Van Amen is the person the SEC determined “caused HomeStreet’s violation” of the securities laws.  The SEC ordered him to pay a civil penalty of $20,000.

The Company’s General Counsel at the time the Company impeded the SEC investigation, Godfrey Evans, also continues to serve in his role, including as Ethics Compliance Officer.

In short, HomeStreet, in our view, has not and does not want to hold anyone accountable for violating the securities laws or for impeding the SEC’s investigation.

By contrast, we believe it is important for the Company to acknowledge the accounting mistakes and its improper conduct during the investigation into HomeStreet’s accounting practices by removing Mr. Boggs and Mr. Smith as members of the Audit Committee and as directors.  We do not believe they are “scapegoats”.  We believe the Chairman of the Audit Committee and Lead Independent Director, Scott Boggs, and Audit Committee member, Douglas Smith, should instead be held to account for the failures of the Audit Committee and Board, if not by the Board, then by shareholders.

We believe the lack of accountability is inexcusable.

We believe that replacing Mr. Boggs and Mr. Smith could have other positive effects on the Company and its stock.  The HomeStreet Board lacks diversity, despite the Board’s stated desire to diversify the Board’s membership.  With shareholders voting against Mr. Boggs and Mr. Smith, the Board would have the opportunity to fill two vacancies with diverse candidates.

Moreover, the Bank has underperformed during the tenure of Mr. Boggs and Mr. Smith.  For the five years ending December 31, 2017, for example, the total return for HomeStreet’s shareholders was 16%, significantly lower than the 131% return for the KBW Regional Banking Index.  On metrics that we believe are key – such as price-to-tangible book, price-to-earnings, net interest margin and efficiency ratios – HomeStreet lags banks that we regard as peers, including Banner Corp., Columbia Banking System, CVB Financial Corp., Glacier Bancorp, Heritage Financial Corp., Pacific Premier Bancorp, TriCo Banshares and Westamerica Bancorporation.

We believe there also may be opportunities for HomeStreet to create more value for shareholders.  New Board members could assist in the evaluation of these alternatives, which include (1) monetizing the single family mortgage serving rights and using the proceeds to repurchase stock; (2) restructuring the mortgage origination business by reducing loan originations and targeting an improved efficiency ratio; (3) restructuring the commercial banking business by reducing expenses; (4) realigning executive compensation programs to de-emphasize production volume and focus on profitability; and (5) instituting better corporate governance, including eliminating the staggered Board and separating the Chairman and CEO roles.

We believe when public companies fail to comply with accounting rules and impede law enforcement investigations, shareholders should expect someone to be held accountable.  For all of these reasons, we therefore believe shareholders should vote “AGAINST” the election of Mr. Boggs and Mr. Smith.  We are asking shareholders to send a strong message to the Board that the Company’s consistently poor stock and operating performance, improper accounting procedures and interference with government investigations are simply unacceptable.

The Company’s Bylaws provide that, in any election of directors that is not a “contested election”, such as this one, the director candidates elected are those receiving a majority of the votes cast.  Therefore, to be elected, the number of votes cast “FOR” a director nominee must exceed the number of votes cast “AGAINST” that nominee.

IT’S IMPORTANT FOR YOU TO KNOW that a “WITHHOLD” vote cast on the Company’s proxy card does not have the same effect as casting an “AGAINST” vote.  Shareholders wishing to express their disappointment with longstanding and ineffective board members, Scott Boggs and Douglas Smith, must be sure to vote “AGAINST” these two nominees.

The term of any director nominee who is a director at the time of election and who does not receive a majority of votes cast in the election terminates on the earliest to occur of: (1) 90 days after the date on which the voting results of the election are determined; (2) the date the director’s resignation is accepted by the Board; or (3) the date the Board fills the position.  If we are successful in obtaining a majority vote of the Company’s shareholders “AGAINST” any of the HomeStreet Nominees, it is unclear what actions the Board may take.

As the Company stated in its proxy statement, the following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the meeting but for which there is an abstention; and (3) a share otherwise present at the meeting as to which a shareholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the shareholder has not indicated any voting direction).  So, as noted above, shareholders wishing to express their disappointment with longstanding and ineffective board members, Scott Boggs and Douglas Smith, must be sure to vote “AGAINST” these two nominees.  Shareholders may not cumulate their votes in the election of directors.

Please note that the HomeStreet Nominees are not our nominees, have not consented to be named in these proxy materials, and are the nominees of HomeStreet.  Because the HomeStreet Nominees are not our nominees and have not consented to be named in this Proxy Statement, they are not participants in this solicitation.  We can provide no assurance that any of the HomeStreet Nominees will serve as directors if elected.  You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications, and other information regarding the HomeStreet Nominees.

WE URGE YOU TO VOTE “AGAINST” SCOTT M. BOGGS AND DOUGLAS I. SMITH USING THE ENCLOSED BLUE PROXY CARD.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “AGAINST” SCOTT M. BOGGS AND DOUGLAS I. SMITH AND “FOR” THE OTHER HOMESTREET NOMINEE.

PROPOSAL 2
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As described in detail in HomeStreet’s proxy statement, HomeStreet is asking shareholders to indicate their support for executive officer compensation.  This proposal, commonly known as a “say-on-pay” proposal, gives shareholders the opportunity to express their views on the compensation of HomeStreet’s named executive officers.  So, shareholders may endorse or not endorse HomeStreet’s executive pay program through the following non-binding resolution:

“RESOLVED, that the compensation paid to the named executive officers, as described in the Compensation Discussion and Analysis, the compensation tables and related materials included in the proxy statement, is hereby approved.”

We are soliciting shareholders to vote “AGAINST” this Proposal because we do not believe the Company’s compensation practices are in the best interest of the Company and its shareholders.  We believe the Board of Directors and the Human Resources and Corporate Governance Committee have structured management’s compensation in a way that incentivizes revenue growth over profitability and shareholder value.  When considering how to vote on this Proposal, we ask you to consider the following points, which highlight a pay for performance disconnect:

•
In 2017, the Company’s CEO, Mark Mason, received compensation of $1,891,958. His compensation increased nearly 14% above the compensation he received in 2016.  Yet, during 2017, HomeStreet’s stock was down 8% and earnings before income tax declined more than 27% from 2016.

•
Since 2014, Mr. Mason’s salary has increased by 38%.  During that period, HomeStreet’s stock has underperformed its peer group and the Company was fined by the SEC for violating securities laws for improper accounting procedures and attempting to impede an SEC investigation.

•	Mr. Mason’s bonus performance thresholds have been lowered in each of the past four years.

•
According to the Company’s 2018 proxy statement, the Company’s Performance Goals, Metrics and Results exclude any expenses associated with expansion in new markets and merger and acquisition expenses, which we believe is an inappropriate measure for performance-based incentive compensation.

Because the vote on this Proposal is advisory, it will not be binding upon the Board.  However, HomeStreet has indicated that the Human Resources and Corporate Governance Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The proposal on the advisory (non-binding) vote to approve named executive officer compensation requires the affirmative vote “FOR” of a majority of the shares present and voting on this matter.

WE URGE YOU TO VOTE “AGAINST” THE SAY-ON-PAY PROPOSAL.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “AGAINST” WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 3
ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF FUTURE ADVISORY
(NON-BINDING) SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION

As described in detail in HomeStreet’s proxy statement, HomeStreet is providing shareholders the opportunity to vote, on a non-binding basis, to advise the Board on how frequently HomeStreet should hold an advisory vote on the compensation of its named executive officers.  By voting on this Proposal 3, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years.

The Board has recommended that shareholders support an annual vote on compensation, and we agree with this recommendation.

Because this vote is advisory, it will not be binding upon the Board.  However, HomeStreet has indicated that the Human Resources and Corporate Governance Committee will take into account the outcome of the vote in determining the frequency in which a shareholder vote on executive compensation will be held.

The frequency of the vote on executive compensation will be based upon which option receives the greatest number of votes.  Shareholders will have the opportunity to vote for the options of “ONE YEAR”, “TWO YEARS”, “THREE YEARS” or “ABSTAIN”.

WE RECOMMEND A VOTE FOR “ONE YEAR”.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “ONE YEAR” WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 4
ADVISORY (NON-BINDING) RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In the HomeStreet proxy statement, the Company is asking shareholders to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the Company’s 2018 fiscal year.

According to the Company's Proxy Statement, if the appointment of Deloitte & Touche LLP is not ratified, the Audit Committee of the Board will reconsider whether it is appropriate to retain another independent registered public accountant.

WE RECOMMEND A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.  IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE “FOR” WITH RESPECT TO THIS PROPOSAL.

WHO CAN VOTE AT THE ANNUAL MEETING

Only shareholders of record of HomeStreet common stock at the close of business on April 5 , 2018, the Record Date, are entitled to notice and to vote at the Annual Meeting.

HOW TO VOTE BY PROXY

Your vote is important, no matter how many or how few shares you own.  BLC urges you to sign, date and return the enclosed BLUE proxy card today.

•	If your shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it today in the enclosed postage-paid envelope.

•
If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in “street name,” and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker, bank or other holder of record. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor Alliance Advisors LLC at (833) 786-5516 if you require assistance in voting your shares.  This Proxy Statement and the accompanying BLUE proxy card are available at www.[•].

Properly executed proxies will be voted in accordance with the directions indicated thereon.  If you sign the BLUE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

1.	AGAINST the election of Scott M. Boggs and Douglas I. Smith to the board of directors and FOR the election of the other candidate nominated by HomeStreet.

2.	AGAINST the approval on an advisory (non-binding) basis the compensation of the Company’s named executive officers.

3.	FOR ONE YEAR with regard to the approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation.

4.	FOR the ratification on an advisory (non-binding) basis the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the HomeStreet Nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this Proxy Statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf.  You should also sign, date and mail the voting instruction that your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive the BLUE proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

Shareholders of HomeStreet may not cumulate votes relating to the election of directors.  For the other proposals presented at the Annual Meeting, shareholders are entitled to one vote for each common share the shareholder owned of record on the Record Date.

Only shareholders of record of HomeStreet common stock at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting.  At least a majority of shares outstanding on the Record Date and entitled to vote must be represented at the Annual Meeting, either in person or by proxy, in order to constitute a quorum for the transaction of business.  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).

The following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the meeting but for which there is an abstention; and (3) a share otherwise present at the meeting as to which a shareholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the shareholder has not indicated any voting direction).

The proposal on the advisory (non-binding) vote to approve named executive officer compensation requires the affirmative vote “FOR” of a majority of the shares present and voting on this matter.  Abstentions and broker non-votes will have no effect on the outcome of the proposal.

The frequency of the vote on executive compensation will be based upon which option receives the greatest number of votes.  Shareholders will have the opportunity to vote for the options of “ONE YEAR”, “TWO YEARS”, “THREE YEARS” or “ABSTAIN”.  Abstentions and broker non-votes will have no effect on the outcome of the proposal.

The proposal on the advisory (non-binding) vote to ratify the selection of the independent registered public accounting firm requires the affirmative vote “FOR” of a majority of the shares present and voting on this matter.  Abstentions and broker non-votes will have no effect on the outcome of the proposal.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both HomeStreet and us, all items listed in the notice for the meeting will be considered “non-routine” matters.  In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting.

However, for brokerage or other nominee accounts that receive proxy materials only from HomeStreet, the broker or other nominee will be entitled to vote shares held for a beneficial owner only on the ratification of the appointment of Deloitte & Touche, LLP, as HomeStreet’s independent auditor for the year ending December 31, 2018, without instructions from the beneficial owner of those shares.  In this event, a broker or other nominee still will not be entitled to vote shares held for a beneficial owner on non-routine proposals, which include the election of directors and the approval of the other proposals.

REVOCATION OF PROXIES

A proxy given pursuant to this solicitation may be revoked at any time before it is voted.  If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices in downtown Seattle, 601 Union Street, Suite 2000, Seattle, Washington 98101; or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a white proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the BLUE proxy card or by voting in person at the Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by us.  In addition to the use of the mails, proxies may be solicited by us and/or our regular employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Proxies will not be solicited by specially engaged employees.  Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the common stock that such institutions hold, and we will reimburse such institutions for their reasonable out-of-pocket expenses.

We have retained Alliance Advisors, LLC, a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $22,500, plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit shareholders.  Approximately 25 persons will be utilized by that firm in its solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $ 365,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to this solicitation have been approximately $ 67,000 .

We do not intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The Participants are:

Name	Age	Business Address
Charles W. Griege, Jr.	55	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
Roaring Blue Lion, LLC	N.A.	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
Roaring Blue Lion Capital Management, L.P.	N.A.	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
BLOF II, LP	N.A.	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
Blue Lion Capital Master Fund, L.P.	N.A.	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
Blue Lion Opportunity Master Fund, L.P.	N.A.	8115 Preston Road Suite 550 Dallas, Texas 75225-6307
Ronald K. Tanemura	55	c/o Roaring Blue Lion Capital Management, L.P. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307

Roaring Blue Lion Capital Management, L.P. serves as an investment manager or adviser to various pooled investment vehicles, including, among other entities, BLOF II LP, Blue Lion Capital Master Fund, L.P. and Blue Lion Opportunity Master Fund, L.P., and separately managed accounts (collectively, the “Advisory Clients”).  Roaring Blue Lion, LLC is the General Partner of Roaring Blue Lion Capital Management, L.P.  Charles W. Griege, Jr. is the sole member of Roaring Blue Lion, LLC.

As described above, Roaring Blue Lion Capital Management, L.P. is the investment manager on behalf of the Advisory Clients.  Each of the Advisory Clients has granted Roaring Blue Lion Capital Management the sole and exclusive authority to vote and dispose of the Shares held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Thus, Roaring Blue Lion Capital Management, L.P. is the beneficial owner of all of the shares of common stock held by the Advisory Clients.  Because Mr. Griege is the managing member of Roaring Blue Lion Capital Management, he is deemed to share voting power and dispositive power over the shares of common stock held by Roaring Blue Lion Capital Management on behalf of the Advisory Clients.

Roaring Blue Lion Capital Management is entitled to a fee for managing and advising the Advisory Clients, generally based upon a percentage of the Advisory Clients’ capital.  Roaring Blue Lion Capital Management, or a wholly owned subsidiary of Roaring Blue Lion Capital Management, serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Roaring Blue Lion Capital Management, or the subsidiary, is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Mr. Tanemura is presently a private investor, and serves as a director for a number of entities, as set forth herein.  Since March 2012, Mr. Tanemura has served as a director of post-reorganization Lehman Brothers Holdings Inc. and, since March 2011, as a director of TPG Specialty Lending, Inc., an investment company registered under the Investment Company Act.  Also, since November 2012, he has served as a non-executive director of ICE Clear Credit in Chicago and, since 2009, he has served as a non-executive director of ICE Clear Europe in London, both wholly owned subsidiaries of Intercontinental Exchange, Inc.

We will bear the cost of the intended solicitation of proxies for use at the Annual Meeting, and will reimburse the other Participants for any expenses that they reasonably incur in connection with the solicitation of proxies for use at the Annual Meeting.

Appendix A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years.

Except as disclosed herein, no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting.

No Participant has during the past ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  There are no events required to be disclosed under Item 401(f) of Regulation S‑K that have occurred during the past ten years.

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

No Participant knows of any arrangements, including any pledge by any person of securities of the Company or any of the Company’s parents, the operation of which may at a subsequent date result in a change in control of the Company.

None of the Participants has any family relationship with any director or officer of the Company.

Except as described herein or in Appendix A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

No hedging or other transaction or series of transactions has been entered into by or on behalf of any of the Participants, nor has any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, any Participant with respect to any securities of the Company.  None of the Participants has pledged any shares as security.

OTHER MATTERS

Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this Proxy Statement by referring to such information in the Company’s proxy statement, eliminating the need for us to provide this information directly in this Proxy Statement.  Specifically, we are relying on disclosure in the Company’s proxy statement to communicate the following information related to HomeStreet and its affiliates, associates, executive officers, nominees and directors, as applicable and required by the proxy rules: (1) a brief description of any material legal proceedings in which a director or executive officer or any associate of these parties is adverse to the Company or its subsidiaries or has a material interest adverse to the company or its subsidiaries, in accordance with Item 103 (Instruction 4) of Regulation S-K; (2) the information for all directors, director nominees and persons chosen to be directors required by Item 401(a) of Regulation S-K; (3) the information for all executive officers and persons chosen to be executive officers required by Item 401(b) of Regulation S-K; (4) the information for other significant employees required by Item 401(c) of Regulation S-K; (5) the information regarding family relationships required by Item 401(d) of Regulation S-K; (6) the business experience for the past five years of directors, executive officers and nominees, in accordance with Item 401(e)(1) of Regulation S-K; (7) the information regarding directorships with other reporting companies or registered investment companies required by Item 401(e)(2) of Regulation S-K; (8) a description of any of the legal events identified in Item 401(f) of Regulation S-K involving any of the Company’s directors, executive officers and nominees during the last ten years that are material to the person’s ability or integrity; (9) a description of any transaction that occurred since the beginning of the Company’s last fiscal year, or is currently proposed, that the Company is party to which involves a related person and exceeds $120,000, in accordance with Item 404(a) of Regulation S-K; (10) a description of the Company’s policies and procedures for the review, approval or ratification of any transaction required to be reported under Item 404(a), in accordance with Item 404(b) of Regulation S-K; (11) the identification of any Section 16 insider who failed to file a timely report under Section 16 in the last fiscal year, along with any required information, in accordance with Item 405 of Regulation S-K; (12) the information regarding the audit committee and audit committee matters required by Item 407(d) of Regulation S-K, and Rule 10A-3(d) under the Securities Exchange Act of 1934; (13) the information regarding board leadership structure and role in risk oversight required by Item 407(h) of Regulation S-K; (14) the information regarding director independence required by Item 407(a) of Regulation S-K and Rule 5605(b)(1) of the Nasdaq Listing Rules; (15) the information regarding board meetings, attendance and committees required by Item 407(b) of Regulation S-K; (16) the information regarding other corporate governance items required by Rule 5250(b)(3) of the Nasdaq Listing Rules; (17) the information regarding the nominating committee and nominating committee matters required by Item 407(c) of Regulation S-K; (18) the information regarding the compensation committee and compensation committee matters required by Item 407(e) of Regulation S-K; (19) the information regarding shareholder communications required by Item 407(f) of Regulation S-K; (20) information regarding the compensation of directors and executive officers, in accordance with Item 402 of Regulation S-K; (21) information regarding the Company’s independent registered public accounting firm; (22) information regarding the delivery of documents to shareholders sharing an address; (23) the security ownership of management and beneficial owners of more than 5% of the stock required by Item 403 of Regulation S-K, and the other information required by such Item; (24) the deadline for submitting shareholder proposals for inclusion in the Company’s proxy statement  and proxy for the 2019 annual meeting of shareholders under Rule 14a-8 of the Exchange Act, in accordance with Rule 14a-5(e) of the Exchange Act; (25) the amount of outstanding shares; and (26) the date after which a notice of shareholder proposal submitted outside the process of Rule 14a-8 is considered untimely, in accordance with Rule 14a-5(e) of the Exchange Act.  We have no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

ADDITIONAL INFORMATION

The information concerning HomeStreet contained in this Proxy Statement has been taken from, or is based upon, publicly available information.  Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning HomeStreet is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information prepared by HomeStreet.

HomeStreet files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A WHITE PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A BLUE PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED BLUE PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

Please contact Alliance Advisors, LLC, our proxy solicitors, at the following address, telephone number or website, if you have any questions or require any assistance:

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ  07003

Shareholders Call Toll Free: 1- 833-786-5516
Email: BLC@allianceadvisorsllc.com

Sincerely,

Blue Lion Opportunity Master Fund, L.P.

By:            Roaring Blue Lion, LLC
General Partner

By:            /s/ Charles W. Griege, Jr.
Charles W. Griege, Jr.
Managing Member

April 23 , 2018

Appendix A

Name and Address	Shares Held Beneficially	Percent of Class Beneficially Owned	Shares Held of Record	Shares Held By Non-Participant Associates
Roaring Blue Lion Capital Management, L.P. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	1,635,109*	6.0%	0	0
Charles W. Griege, Jr. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	1,635,109*	6.0%	0	0
Roaring Blue Lion, LLC 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	0	0%	0	0
BLOF II, LP 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	0	0%	0	0
Blue Lion Capital Master Fund, L.P. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	0	0%	0	0
Blue Lion Opportunity Master Fund, L.P. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	0	0%	1,000	0
Ronald K. Tanemura c/o Roaring Blue Lion Capital Management, L.P. 8115 Preston Road Suite 550 Dallas, Texas 75225-6307	10,000*	Less than 1%	0	0

*
Roaring Blue Lion Capital Management, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the shares of common stock owned by one another.  Roaring Blue Lion Capital Management, L.P. and Charles W. Griege, Jr., on the one hand, and Ronald K. Tanemura, on the other hand, expressly disclaim beneficial ownership of securities owned by the other party.

In aggregate, the Participants own 1,645,109 shares of Common Stock of the Company acquired at a cost of $45,971,646.

From time to time, BLOF II LP, Blue Lion Capital Master Fund, L.P. and Blue Lion Opportunity Master Fund, L.P. may purchase shares of common stock using margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  So, all or part of the shares may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the common stock reported herein.

Other than with regard to the margin accounts, as of the date of this Proxy Statement, none of the Participants have any loans secured by shares of common stock.

No Participant is required to file reports under Section 16 of the Exchange Act, with respect to the common stock.

Transactions by Blue Lion Opportunity Master Fund, L.P. during the past two years:

Trade Date	Transaction Type	Amount
20-Jan-16	Buy	14,000
21-Jan-16	Buy	5,000
12-Feb-16	Buy	10,200
16-Feb-16	Buy	7,200
26-Apr-16	Sell	-26,000
27-Apr-16	Sell	-18,380
3-Jun-16	Buy	4,000
6-Jun-16	Buy	8,600
7-Jun-16	Buy	13,600
17-Jun-16	Buy	4,000
20-Jun-16	Buy	12,000
21-Jun-16	Buy	12,000
28-Jun-16	Buy	24,000
28-Jul-16	Sell	-11,448
29-Jul-16	Sell	-27,982
29-Aug-16	Sell	-6,360
15-Sep-16	Sell	-4,000
16-Sep-16	Sell	-21,600
25-Oct-16	Sell	-46,000
27-Oct-16	Sell	-5,600
15-Nov-16	Buy	29,600
21-Nov-16	Sell	-39,000
12-Dec-16	Sell	-27,000
5-Jan-17	Sell	-14,000
6-Jan-17	Sell	-66,000
6-Jan-17	Sell	-14,000
6-Jan-17	Buy	66,000
18-Jan-17	Buy	8,000
23-Jan-17	Buy	8,000
24-Jan-17	Buy	75,000
25-Jan-17	Buy	22,600
26-Jan-17	Buy	8,900
2-Mar-17	Sell	-20,000
3-Mar-17	Sell	-7,346
6-Mar-17	Sell	-8,654
5-Apr-17	Buy	23,100
31-Jul-17	Buy	30,600
1-Aug-17	Buy	27,000
7-Aug-17	Buy	16,600
11-Aug-17	Buy	22,800
14-Aug-17	Buy	19,500
17-Aug-17	Buy	14,400
18-Aug-17	Buy	11,000
21-Aug-17	Buy	7,100
29-Sep-17	Sell	-16,700
31-Oct-17	Sell	-14,800
30-Nov-17	Sell	-10,700
19-Dec-17	Buy	12,000
29-Dec-17	Buy	5,000

Transactions by Blue Lion Capital Master Fund, L.P. during the past two years:

Trade Date	Transaction Type	Amount
12-Feb-16	Buy	4,651
16-Feb-16	Buy	3,149
26-Apr-16	Sell	-14,000
27-Apr-16	Sell	-10,270
3-Jun-16	Buy	1,000
6-Jun-16	Buy	2,000
7-Jun-16	Buy	4,300
17-Jun-16	Buy	1,000
20-Jun-16	Buy	3,000
21-Jun-16	Buy	3,000
28-Jun-16	Buy	9,000
28-Jul-16	Sell	-3,000
29-Jul-16	Sell	-7,330
29-Aug-16	Sell	-3,770
16-Sep-16	Sell	-14,000
25-Oct-16	Sell	-34,000
27-Oct-16	Sell	-1,500
15-Nov-16	Buy	8,000
21-Nov-16	Sell	-10,500
5-Jan-17	Sell	-5,200
6-Jan-17	Buy	10,500
6-Jan-17	Sell	-6,700
6-Jan-17	Sell	-10,500
18-Jan-17	Buy	2,100
23-Jan-17	Buy	2,200
24-Jan-17	Buy	12,200
25-Jan-17	Buy	2,400
26-Jan-17	Buy	1,700
2-Mar-17	Sell	-4,200
3-Mar-17	Sell	-3,300
1-Aug-17	Buy	6,000
7-Aug-17	Buy	7,800
11-Aug-17	Buy	2,000
14-Aug-17	Buy	2,000
17-Aug-17	Buy	2,400
18-Aug-17	Buy	1,500
21-Aug-17	Buy	2,000
29-Sep-17	Sell	-2,100
31-Oct-17	Sell	-4,200
7-Nov-17	Sell	-2,000
30-Nov-17	Sell	-1,800
19-Dec-17	Sell	-24,011
27-Dec-17	Sell	-12,000

Transactions by BLOF II LP during the past two years:

Trade Date	Trans Type	Quantity
26-Sep-17	Buy	25,000
27-Sep-17	Buy	43,000
2-Oct-17	Buy	43,000
5-Oct-17	Buy	61,600
6-Oct-17	Buy	14,000
10-Oct-17	Buy	25,000
11-Oct-17	Buy	30,000
12-Oct-17	Buy	10,000
13-Oct-17	Buy	10,000
16-Oct-17	Buy	5,000
17-Oct-17	Buy	34,300
18-Oct-17	Buy	15,000
19-Oct-17	Buy	15,000
20-Oct-17	Buy	26,000
23-Oct-17	Buy	55,000
24-Oct-17	Buy	150,000
25-Oct-17	Buy	127,566
26-Oct-17	Buy	40,000
27-Oct-17	Buy	25,000
30-Oct-17	Buy	45,000
31-Oct-17	Buy	42,760
1-Nov-17	Buy	30,000
2-Nov-17	Buy	15,000
3-Nov-17	Buy	45,000
6-Nov-17	Buy	20,000
7-Nov-17	Buy	35,000
8-Nov-17	Buy	22,350
9-Nov-17	Buy	25,000
10-Nov-17	Buy	34,000
13-Nov-17	Buy	30,000
14-Nov-17	Buy	27,400
15-Nov-17	Buy	39,800
16-Nov-17	Buy	26,600
23-Jan-18	Buy	15,000
24-Jan-18	Buy	15,000
25-Jan-18	Buy	10,000
26-Jan-18	Buy	10,000
30-Jan-18	Buy	11,000
31-Jan-18	Buy	12,000
1-Feb-18	Buy	10,000
5-Feb-18	Buy	16,000
6-Feb-18	Buy	32,000
9-Feb-18	Buy	5,300
10-Apr-18	Buy	20,000
11-Apr-18	Buy	10,000

Transactions by Ronald K. Tanemura during the past two years:

Trade Date	Transaction Type	Amount
27-Feb-18	Buy	10,000

SUBJECT TO COMPLETION

PRELIMINARY PROXY CARD DATED APRIL 20, 2018

PROXY

THIS PROXY IS SOLICITED BY BLUE LION OPPORTUNITY MASTER FUND, L.P.

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF HOMESTREET, INC.

2018 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Charles W. Griege, Jr. and Phillip M. Goldberg, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of stock of HomeStreet, Inc. (“HomeStreet” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of shareholders to be held at 10:00 A.M., Pacific Time, on May 24, 2018, at the Hilton Seattle Hotel, located at 1301 Sixth Avenue, Seattle, Washington 98101 , or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder.  Unless otherwise specified, this proxy will be voted “AGAINST” the election of Scott M. Boggs and Douglas I. Smith to the board of directors and “FOR” the election of the other candidate nominated by HomeStreet; “AGAINST” the approval on an advisory (non-binding) basis of the compensation of the Company’s named executive officers; for “1 YEAR” with regard to the approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation; and “FOR” the ratification on an advisory (non-binding) basis of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.  This proxy revokes all prior proxies given by the undersigned.

Blue Lion Opportunity Master Fund, L.P. recommends that you vote “AGAINST” the election of Scott M. Boggs and Douglas I. Smith to the board of directors and “FOR” the election of the other candidate nominated by HomeStreet; “AGAINST” the approval on an advisory (non-binding) basis of the compensation of the Company’s named executive officers; for “1 YEAR” with regard to the approval on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation; and “FOR” the ratification on an advisory (non-binding) basis of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

PROPOSAL 1 - To elect all the HomeStreet Nominees for election to the Board of Directors except Scott M. Boggs and Douglas I. Smith.
AGAINST ALL HOMESTREET NOMINEES EXCEPT MARK R. PATTERSON	AGAINST ALL HOMESTREET NOMINEES (EXCEPT AS MARKED )	FOR ALL HOMESTREET NOMINEES (EXCEPT AS MARKED)
☐	☐	☐

Instruction:  To abstain or withhold authority to vote for any individual nominee nominated by the Company, write the Company nominee’s name in the blank space below.  Under the Company’s governing documents an abstain vote and a withhold vote have the same effect, as neither is considered a vote cast and neither would have an effect on the outcome of the election.
________________________________________________________________________________________

PROPOSAL 2 – To approve on an advisory (non-binding) basis the compensation of the Company’s named executive officers.
FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3 - To approve on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation.
1 YEAR	2 YEARS	3 YEARS	ABSTAIN
☐	☐	☐	☐

PROPOSAL 4 - To approve the ratification on an advisory (non-binding) basis the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

FOR	AGAINST	ABSTAIN
☐	☐	☐

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:

Signature:

Signature (if held jointly):

Title:

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporation name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by authorized person.  This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 24 , 2018.  This proxy statement and the accompanying form of BLUE proxy card are available at www.[•].

SUBJECT TO COMPLETION

PRELIMINARY PROXY AUTHORIZATION FORM DATED APRIL 20, 2018

HOMESTREET, INC. 401(K) RETIREMENT SAVINGS PLAN VOTE AUTHORIZATION FORM

I, the undersigned, understand that the Trustee is the holder of record and custodian of all of the shares of HomeStreet, Inc. (the “Company”) common stock allocated to me under the HomeStreet, Inc. 401(k) Retirement Savings Plan.  Further, I understand that Blue Lion Opportunity Master Fund, L.P. is soliciting my voting instructions for the Annual Meeting of shareholders to be held at 10:00 A.M., Pacific Time, on May 24, 2018, at the Hilton Seattle Hotel, located at 1301 Sixth Avenue, Seattle, Washington 98101, or any adjournments or postponements thereof.

Accordingly, please vote my shares as follows:

PROPOSAL 1 - To elect all the HomeStreet Nominees for election to the Board of Directors except Scott M. Boggs and Douglas I. Smith.
AGAINST ALL HOMESTREET NOMINEES EXCEPT MARK R. PATTERSON	AGAINST ALL HOMESTREET NOMINEES (EXCEPT AS MARKED )	FOR ALL HOMESTREET NOMINEES (EXCEPT AS MARKED)
☐	☐	☐

Instruction:  To abstain or withhold authority to vote for any individual nominee nominated by the Company, write the Company nominee’s name in the blank space below.  Under the Company’s governing documents an abstain vote and a withhold vote have the same effect, as neither is considered a vote cast and neither would have an effect on the outcome of the election.
________________________________________________________________________________________

PROPOSAL 2 – To approve on an advisory (non-binding) basis the compensation of the Company’s named executive officers.
FOR	AGAINST	ABSTAIN
☐	☐	☐

PROPOSAL 3 - To approve on an advisory (non-binding) basis of the frequency of future advisory (non-binding) shareholder votes on executive compensation.
1 YEAR	2 YEARS	3 YEARS	ABSTAIN
☐	☐	☐	☐

PROPOSAL 4 - To approve the ratification on an advisory (non-binding) basis the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

FOR	AGAINST	ABSTAIN
☐	☐	☐

The Trustee is hereby authorized to vote any shares allocated to me as indicated above.

Dated:

Signature:

Signature (if held jointly):

Title: